June 13, 2011

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Staff Attorney | Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Main Stop Number 4628
Attn: John R Lucas

Re:         Jintai Mining Group, Inc.
Amendment No. 8 to Registration Statement on Form S-1
File No. 333-168803
Filed June 2, 2011

Dear Mr. Lucas:

We are counsel to Jintai Mining Group, Inc. (the “Company” or “our client”).  On behalf of our client, we respond as follows to the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated June 10, 2011, relating to the above-captioned Registration Statement. The Company has amended the Registration Statement in response to the SEC's comments.  In addition, we have made non-material corrections to the Registration Statement. Captions and section headings herein will correspond to those set forth in Amendment No. 9 to the Registration Statement on Form S-1 (“Registration Statement”), a copy of which has been marked with the changes from the initial filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

Comment No. 1  Impairment of long lived assets, page Q-8

We note your response to prior comment one. With respect to your April 2010 decision to abandon fixed assets, please clarify when such assets were no longer used. If you continued using such fixed assets after your April 2010 decision to abandon, tell us why you did not continue to record depreciation over the remaining useful life as required by ASC 360-10- 35-47. In addition, please tell us why you did not record the long-lived assets to be abandoned at the salvage value when you ceased using such assets. Refer to ASC 360-10-35-48.

Response:  These assets were planned to be abandoned in April 2010. However, an estimate of shortened life in accordance with ASC 360-10-35-47 was not obtainable at such time due to some operational uncertainty (abandon or hold for sale), nor was a revised depreciation estimate schedule.  Therefore, the depreciation for these assets was suspended, in the same way as if those assets were treated as assets held for sale.   In April 2010, these assets were no longer used and the salvage value is considered as zero. The Company immediately recorded these assets, in accordance with ASC 360-10-35-48, to their salvage value (zero) and recognized the impairment loss in the same period, which is reflected in the financial statement as of December 31, 2010.

2. We note that you have not recorded any change in fair value of your warrants for the period ended December 31, 2010. Please explain in detail why this is the case. In doing so, please address those factors that have changed your expectations of IPO pricing such as operating results reviewed subsequent to the issuance of warrants as well as the marketplace for IPO’s of similar Chinese companies. In this manner, it would appear that a change in the fair value of the stock price could have an impact on the fair value of the warrants.

Response:  The Company has amended the interim financial statements to reflect the fair value of the warrants liability to address this comment. Accordingly, no changes have been made to the Registration Statement in response to the second sentence of your comment above. Please see page Q-19 of the Registration Statement for a discussion on the fair value of the warrants.

3. We note your statements in Exhibits A and B that you will generate a refined fair value calculation using the Monte Carlo Simulation. Please tell us the results of those refined calculations at your earliest convenience.

Response:  The Company has amended its interim financial statements to include the Monte Carlo Simulation in response to this comment. Please see page Q-23 to Q-24 of the Registrations Statement. The refined fair value calculation using the Monte Carlo Simulation will be provided to the SEC supplementally.

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We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to call me at (212) 752-9700 if you have any further questions. Thank you.

Very truly yours,

/s/ Arthur Marcus
Arthur S. Marcus, Esq.